Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this review.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of March 31, 2020, we offered access to more than 4.5 million hotels and other types of accommodation in over 190 countries, including over 3.3 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 54 localized websites and apps available in 32 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended March 31,
	2020	2019	Δ Y/Y
Total revenue	139.8	209.0	(33)%
Qualified Referrals (in millions)	93.9	129.3	(27)%
Revenue per Qualified Referral (in €)	1.46	1.59	(8)%
Operating income/(loss)	(215.3)	13.4	n.m.
Net income/(loss)	(214.3)	7.8	n.m.
Return on Advertising Spend	133.3%	136.6%	(3.3) ppts
Adjusted EBITDA(1)	(0.6)	21.4	n.m.
n.m. not meaningful
Note: We have reclassified certain amounts related to our prior period results to conform to our current period presentation.
(1) “Adjusted EBITDA” is a non-GAAP measure. We recently changed our definition to adjust for impairment of intangible assets and goodwill and other items. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 16 to 17 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
While, initially, the COVID-19 outbreak largely had a negative impact on our business in our Rest of World (RoW) segment, it began to have a negative impact in February 2020 that fully intensified in March 2020 in our Developed Europe and Americas segments, as more governments and local municipalities implemented significant measures in an attempt to control the spread of the virus and travel came to a near halt. As a result, traffic to our website dropped significantly. Advertisers significantly reduced their spend on our platform or deactivated their campaigns, with Referral Revenue declining by more than 95% in the last week of March 2020 compared to the same period in 2019.

In response to this challenging environment, we took a number of steps to maintain our cash liquidity and relationships with our advertisers:
•We significantly reduced Advertising Spend, our largest variable expense, in affected markets. By mid-March, our consolidated Advertising Spend was reduced to an absolute minimum, with very few exceptions where previous commitments could not be reduced.
•To preserve our cash reserves, we have taken a very close look at our expenses. In our German headquarters, we asked a significant part of our marketing, sales and HR teams to reduce their working hours in April. We have implemented Germany's short-term work scheme (Kurzarbeit), in which the German state subsidizes the salary of affected employees. Going forward, we have started to make changes to our organizational setup, including making significant headcount reductions, to respond to the changes in industry dynamics. As a result of our efforts, for 2021 we expect to reduce our personnel and related costs by approximately €20 million.
•Our account management and finance teams are working very closely with our advertisers to find solutions to manage our outstanding receivables while making accommodations for this very difficult situation. We have accommodated the requests of many advertisers to extend payment dates and to pay outstanding invoices in installments. In the first quarter of 2020, we recorded an expected credit loss expense of €3.8 million associated with our trade receivables due to increased probability of default in the current economic situation.
•As a result of the continued deterioration of our business due to the COVID-19 outbreak, we performed a goodwill impairment analysis during the first quarter of 2020. After analyzing the expected economic and financial impacts of the COVID-19 outbreak, we recorded an impairment charge of €207.6 million.

Currently, there are initiatives in certain geographic regions to gradually ease the lock-down. We believe that the positive impact of any gradual reopening on the travel industry will only slowly be visible in our financial results going forward.

Revenue
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates on our marketplace and cost-per-click, or CPC, bids for each user click on an advertised rate for a hotel or other accommodation. We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and RoW. Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries, in the first quarter of 2020 the most significant countries by revenue were Australia, Japan, India, New Zealand and Turkey.

We also earn subscription fees for certain services we provide to advertisers, such as the PRO Package of Business Studio, although such subscription fees do not represent a significant portion of our revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended March 31,
	2020	2019	Δ €	Δ %
Americas	€54.6	€71.1	(16.5)	(23)%
Developed Europe	57.3	90.1	(32.8)	(36)%
Rest of World	24.8	43.9	(19.1)	(44)%
Total Referral Revenue	€136.7	€205.0	(68.3)	(33)%
Other revenue	3.1	4.0	(0.9)	(23)%
Total revenue	€139.8	€209.0	(69.2)	(33)%
Note: Some figures may not add due to rounding. We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

Total revenue decreased by €69.2 million, or by 33%, during the first quarter of 2020, compared to the same period in 2019. Referral Revenue in the first quarter of 2020 decreased to €54.6 million, €57.3 million and €24.8 million, or by 23%, 36% and 44% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. In all three segments, Referral Revenue was negatively impacted by a significant decline in Qualified Referrals and a decline in Revenue Per Qualified Referral (RPQR). Other revenue decreased by 23% to €3.1 million in the first quarter of 2020, compared to €4.0 million in the same period in 2019, mainly driven by a decrease in subscription revenue.

Qualified Referrals
Qualified Referrals indicate the number of unique visitors per day that generate at least one referral. The following table sets forth the Qualified Referrals for our reportable segments:

Qualified Referrals by Segment (in millions)

	Three months ended March 31,
	2020	2019	Δ	Δ %
Americas	32.8	38.9	(6.1)	(16)%
Developed Europe	32.4	48.0	(15.6)	(33)%
Rest of World	28.7	42.5	(13.8)	(32)%
Total	93.9	129.3	(35.4)	(27)%
Note: Some figures may not add due to rounding.

In the first quarter of 2020, total Qualified Referrals decreased by 27% as Qualified Referrals decreased by 16%, 33% and 32% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. In the first quarter of 2020, the period-over-period decrease in Qualified Referrals was primarily driven by significant traffic volume declines as a result of the COVID-19 outbreak and subsequent reductions in our Advertising Spend across all of our segments. The declines in Qualified Referrals were the most pronounced in Developed Europe and RoW as these two regions were the first affected by the coronavirus outbreak and consequently by the highest reductions in Advertising Spend, compared to the same period in 2019.

Revenue Per Qualified Referral
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics. The following table sets forth the RPQR for our reportable segments for the periods indicated:

RPQR by Segment (in €)

	Three months ended March 31,
	2020	2019	Δ %
Americas	€1.66	€1.83	(9)%
Developed Europe	1.77	1.88	(6)%
Rest of World	0.86	1.03	(17)%
Consolidated RPQR	€1.46	€1.59	(8)%

In the first quarter of 2020, Consolidated RPQR decreased by 8% as RPQR decreased by 9%, 6% and 17% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. We observed that advertisers significantly reduced their bids on our platform or deactivated their campaigns due to the COVID-19 outbreak, which led to a decline in RPQR. In the last week of March 2020 RPQR dropped by 75%, 77% and 70% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. In the first quarter of 2020 the decline in RPQR was the most pronounced in RoW compared to the same period 2019, as this segment was the first affected by the COVID-19 outbreak.

Advertiser Concentration
We generate the large majority of our revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our total revenue was 33% in the first quarter of 2020, compared to 36% in the same period in 2019. For brands affiliated with Booking Holdings, including Booking.com and Agoda, the share of our total revenue was 38% in the first quarter of 2020, compared to 37% in the same period in 2019.

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric.

The following table sets forth the ROAS for our reportable segments:

ROAS by Segment (in %)

	Three months ended March 31,
	2020	2019	Δ ppts
ROAS
Americas	124.5%	127.5%	(3.0) ppts
Developed Europe	158.1%	153.9%	4.2 ppts
Rest of World	110.6%	122.5%	(11.9) ppts
Consolidated ROAS	133.3%	136.6%	(3.3) ppts

In the first quarter of 2020, Consolidated ROAS reached 133.3%, compared to 136.6% in the same period in 2019. ROAS decreased by 11.9 ppts in RoW and by 3.0 ppts in Americas while it increased by 4.2 ppts, in Developed Europe compared to the same period in 2019. In all segments, ROAS was negatively impacted by significant declines in Qualified Referrals and RPQR. In Developed Europe, the negative impact was offset by significant reductions in Advertising Spend in reaction to the COVID-19 outbreak in March and by reductions in Advertising Spend due to large-scale performance marketing tests that we conducted in February prior to the intensification of the COVID-19 outbreak. In RoW, the ROAS decrease was most pronounced, as the segment was first affected by the COVID-19 outbreak.

Expenses
Expenses by Cost Category (€ millions)

	Costs and Expenses			As a % of Revenue
	Three months ended March 31,			Three months ended March 31,
	2020	2019	Δ %	2020	2019	Δ in ppts
Cost of revenue	€2.8	€1.9	47%	2%	1%	1%
of which share-based compensation	0.1	0.1	—%
Selling and marketing	111.4	163.1	(32)%	80%	78%	2%
of which share-based compensation	0.3	0.7	(57)%
Technology and content	17.6	18.4	(4)%	13%	9%	4%
of which share-based compensation	1.0	2.0	(50)%
General and administrative	15.3	11.8	30%	11%	6%	5%
of which share-based compensation	2.1	2.5	(16)%
Amortization of intangible assets	0.3	0.4	(25)%	0%	0%	—%
Impairment of goodwill	207.6	—	100%	148%	—%	148%
Total costs and expenses	€355.1	€195.6	82%	254%	94%	160%
n.m. not meaningful
Note: Some figures may not add due to rounding. We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

Cost of revenue
In the first quarter of 2020, cost of revenue increased by €0.9 million to €2.8 million, or 47%, period-over-period, mainly due to an increase in costs for third-party cloud-related service providers.

Selling and marketing
Selling and marketing expense was 80% of total revenue in the first quarter of 2020, compared to 78% in the same period in 2019.

In the first quarter of 2020, selling and marketing expense decreased by €51.7 million, or by 32%, period-over-period to €111.4 million, of which €102.6 million, or 92%, was Advertising Spend. Advertising Spend decreased to €43.9 million, €36.2 million and €22.4 million in Americas, Developed Europe and RoW, respectively, compared to €55.7 million, €58.5 million and €35.8 million in the same period in 2019. These reductions were made primarily in reaction to the COVID-19 outbreak. In Developed Europe, the decline in Advertising Spend was the most pronounced due to the large-scale performance marketing tests that we conducted in February 2020 prior to the intensification of the COVID-19 outbreak.

In the first quarter of 2020, other selling and marketing expense decreased by €4.3 million to €8.8 million, or 33%, period-over-period. The decrease was mainly driven by reductions in television advertisement production of €2.3 million, by lower personnel costs due to lower headcount of €0.9 million, period-over-period, and by lower share-based compensation.

Technology and content
In the first quarter of 2020, technology and content expense decreased by €0.8 million to €17.6 million, or 4%, period-over-period. The decrease was primarily driven by a €1.0 million reduction in share-based compensation, which was slightly offset by an increase in third-party IT service provider costs. Personnel costs slightly decreased, as an increase in compensation and social security amounts was offset by higher capitalization of our developers' salaries and a reduction in employee benefits.

General and administrative
In the first quarter of 2020, general and administrative expense increased by €3.5 million to €15.3 million, or 30%, period-over-period. The increase was mainly driven by expected credit losses of €3.8 million associated with our trade receivables due to increased probability of default in the current economic situation. In addition, general and administrative expense in the first quarter of 2020 included the impact of a cyber-related fraud case, which was slightly offset by a decrease in our share-based compensation compared to the same period in 2019.

Costs across multiple categories
Share-based compensation decreased by €1.8 million to €3.5 million in the first quarter of 2020 compared to the same period in 2019. Office expenses were lower in the first quarter of 2020 as unused office space leases were terminated in November 2019.

Amortization of intangible assets
Amortization of intangible assets slightly decreased to €0.3 million during the first quarter of 2020, compared to the same period in 2019. These amortization costs relate predominantly to intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago in 2013, which were allocated to trivago.

Impairment of goodwill
As a result of the expected prolonged deterioration of our business due to the COVID-19 outbreak, we performed a goodwill impairment analysis during the first quarter of 2020. After analyzing the expected economic and financial impacts of the COVID-19 outbreak, we recorded an impairment charge of €207.6 million, split among our three reporting units as follows:

Goodwill by Segment (€ millions)

	Developed Europe	Americas	Rest of World	Total
Balance as of December 31, 2019	€215.3	€192.8	€82.5	€490.6
Less: Impairment charge	17.6	107.5	82.5	207.6
Balance as of March 31, 2020	€197.7	€85.3	€—	€283.0

Net Income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended March 31,
	2020	2019	Δ €
Operating income/(loss)	€(215.3)	€13.4	(228.7)
Other income/(expense)
Interest expense	(0.0)	(0.0)	0.0
Other, net	(0.3)	(0.0)	(0.3)
Total other expense, net	€(0.4)	€(0.0)	(0.4)

Income/(loss) before income taxes	(215.6)	13.3	(228.9)
Expense/(benefit) for income taxes	(1.1)	5.6	(6.7)
Income/(loss) before equity method investment	€(214.5)	€7.7	(222.2)
Income from equity method investment	0.2	0.1	0.1
Net income/(loss)	€(214.3)	€7.8	(222.1)

Adjusted EBITDA(1)	€(0.6)	€21.4	(22.0)
Note: Some figures may not add due to rounding. We have reclassified certain amounts related to our prior period results to conform to our current period presentation.
(1) “Adjusted EBITDA” is a non-GAAP measure. We recently changed our definition to adjust for impairment of intangible assets and goodwill and other items. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 16 to 17 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Net income decreased by €222.1 million to a loss of €214.3 million in the first quarter of 2020, compared to the same period in 2019. The decline was mainly driven by the impairment of goodwill of €207.6 million. In addition, we observed a sharp decline in Referral Revenue as the COVID-19 outbreak intensified which led to a decrease in our profitability. Expected credit losses of €3.8 million associated with our trade receivables further contributed to the decline in profitability. Included as part of other income/(expense), net of €0.3 million is an additional expected credit loss associated with a long term outstanding loan due to us.

Adjusted EBITDA decreased by €22.0 million to a loss of €0.6 million in the first quarter of 2020 compared to the same period in 2019. During the first quarter of 2020 we changed our Adjusted EBITDA definition to better align with our industry and allow for a financial comparison across quarters that excludes the effects of impairment of intangibles assets and goodwill and certain other items, including restructuring.

Income taxes
Income tax benefit was €1.1 million in the first quarter of 2020, compared to an income tax expense of €5.6 million in the same period in 2019. The total weighted average tax rate was 30.9%, which was mainly driven by the German statutory tax rate of approximately 31%. Our effective tax rate was 0.5% compared to 41.9% in the first quarter in 2019. The difference between the weighted average tax rate of 30.9% and the effective tax rate of 0.5% in the first quarter of 2020 is primarily attributable to the impact of goodwill impairment (a negative 29.7%) and share-based compensation expense, which is non-deductible for tax purposes (a negative 0.5%).

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €2.9 million as of March 31, 2020. A liability for these tax benefits was included in other long-term liabilities in the consolidated financial statements. If recognized in 2020, these tax benefits would affect our effective tax rate for the first quarter of 2020 by a positive 1.3%.

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €193.9 million as of March 31, 2020, of which €191.5 million were included in current assets and €2.3 million of long-term restricted cash were included in other long-term assets in the balance sheet primarily relating to the new campus building, compared to total cash, cash equivalents and restricted cash of €220.5 million as of December 31, 2019. The decrease of €26.6 million was mainly driven by €16.1 million of net cash used in operating activities, which were mainly due to changes in operating assets and liabilities. Operating assets and liabilities decreased by €18.7 million primarily due to a decrease in accounts payable of €10.4 million to €23.0 million as of March 31, 2020 as our Advertising Spend in March 2020 was significantly lower than in December 2019. Accounts receivable decreased by €7.7 million in the first quarter of 2020, consisting of €3.9 million in cash inflows and €3.8 million non-cash expected credit losses in the first quarter of 2020.

The net loss of €214.3 million includes non-cash expenses for goodwill impairment loss of €207.6 million, expected credit losses of €4.8 million, share-based compensation of €3.5 million and depreciation of €2.6 million.

Negative cash flows from investing activities further contributed to a decrease in cash and cash equivalents of €10.6 million, which primarily related to a purchase of short-term investments of €8.9 million and capital expenditures including internal-use software and website development.

Our current ratio increased from 4.9 as of December 31, 2019 to 5.7 as of March 31, 2020 as the decrease in our current liabilities, driven by the decrease in our accounts payable, was higher than the decrease in our current assets compared to December 31, 2019.

Advertisers representing a majority of our accounts receivable outstanding as of March 31, 2020 have asked for extensions of payment dates or installment plans, and we have agreed to these requests where consistent with our own medium-term cash flow needs. As of the date hereof, we have collected more than €25 million of receivables that had been outstanding as of March 31, 2020.

Update on legal proceedings
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. The court has yet to set a date for the appeal or a separate trial regarding penalties and other orders. Management has established a provision in respect of this matter.

The outcome of this matter could have a material adverse effect on our business, financial condition or results of operations.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except per share amounts) (unaudited)

ASSETS	As of March 31, 2020	As of December 31, 2019
Current assets:
Cash and cash equivalents	€191,423	€218,106
Restricted cash	122	122
Accounts receivable, net of allowance for credit losses of €3,539 and €74 at March 31, 2020 and December 31, 2019, respectively	36,802	37,747
Accounts receivable, related party	24,349	31,139
Short-term investments	18,349	10,000
Tax receivable	14,227	8,565
Prepaid expenses and other current assets	11,431	4,607
Total current assets	296,703	310,286

Property and equipment, net	32,563	33,172
Operating lease right-of-use assets	94,768	96,030
Deferred income taxes	735	735
Other long-term assets	5,935	7,274
Intangible assets, net	169,598	169,924
Goodwill	283,010	490,590
TOTAL ASSETS	€883,312	€1,108,011

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€22,988	€33,391
Income taxes payable	509	549
Deferred revenue	5,133	5,553
Payroll liabilities	4,504	4,055
Accrued expenses and other current liabilities	13,749	14,763
Operating lease liability	5,035	5,037
Total current liabilities	51,918	63,348

Operating lease liability	93,448	94,660
Deferred income taxes	49,786	50,927
Other long-term liabilities	4,078	4,289

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 51,325,206 and 50,816,706 shares issued and outstanding as of March 31, 2020 and December 31, 2019, respectively	3,080	3,049
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 301,687,967 and 301,687,967 shares issued and outstanding as of March 31, 2020 and December 31, 2019, respectively	181,013	181,013
Reserves	784,556	781,060
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income/(loss)	96	62
Accumulated deficit	(406,970)	(192,704)
Total stockholders' equity	684,082	894,787
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€883,312	€1,108,011

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share amounts) (unaudited)

	Three months ended March 31,
	2020	2019
Revenue	€93,289	€134,179
Revenue from related party	46,514	74,783
Total revenue	139,803	208,962

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	2,814	1,901
Selling and marketing, including related party (1)(2)(3)	111,377	163,101
Technology and content, including related party (1)(2)(3)	17,616	18,396
General and administrative, including related party (1)(2)(3)	15,305	11,771
Amortization of intangible assets (2)	325	421
Impairment of Goodwill	207,618	—
Operating income/(loss)	(215,252)	13,372

Other income/(expense)
Interest expense	(46)	(27)
Other, net	(324)	(21)
Total other expense, net	(370)	(48)

Income/(loss) before income taxes	(215,622)	13,324
Expense/(benefit) for income taxes	(1,122)	5,586
Income/(loss) before equity method investment	(214,500)	7,738
Income from equity method investment	234	90
Net income/(loss)	(214,266)	7,828

Earnings per share available to common stockholders:
Basic	€(0.61)	€0.02
Diluted	(0.61)	0.02
Shares used in computing earnings per share:
Basic	352,773	351,534
Diluted	352,773	356,503

	Three months ended March 31,
	2020	2019
(1) Includes share-based compensation as follows:
Cost of revenue	€50	€65
Selling and marketing	332	744
Technology and content	1,035	1,955
General and administrative	2,084	2,531

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€50	€110
Amortization of internal use software and website development costs included in technology and content	930	714
Amortization of internal use software costs included in general and administrative	164	140
Amortization of acquired technology included in amortization of intangible assets	36	36

(3) Includes related party expense as follows:
Cost of revenue	€—	€11
Selling and marketing	57	91
Technology and content	72	108
General and administrative	226	7
We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended March 31,
	2020	2019
Operating activities:
Net income/(loss)	€(214,266)	€7,828
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	2,582	2,170
Amortization of intangible assets	325	421
Goodwill impairment loss	207,618	—
Impairment of internal-use software and website development	—	96
Share-based compensation	3,501	5,295
Deferred income taxes	(1,141)	1,064
Foreign exchange (gain)/loss	(643)	126
Expected credit losses	4,776	180
Loss on disposal of fixed assets	1	1
Gain from equity method investment	(234)	(90)
Changes in operating assets and liabilities:
Accounts receivable, including related party	3,934	(2,993)
Prepaid expense and other assets	(6,300)	603
Accounts payable	(10,563)	18,987
Payroll liabilities	449	(2,041)
Accrued expenses and other liabilities	(62)	845
Deferred revenue	(420)	(93)
Taxes payable/receivable, net	(5,698)	4,189
Net cash provided by/(used in) operating activities	€(16,141)	€36,588

Investing activities:
Purchase of investments	(8,850)	—
Capital expenditures, including internal-use software and website development	(1,765)	(1,604)
Proceeds from sale of fixed assets	—	13
Net cash used in investing activities	€(10,615)	€(1,591)

Financing activities:
Proceeds from exercise of option awards	25	160
Repayment of other non-current liabilities	(67)	(102)
Net cash provided by/(used in) financing activities	€(42)	€58

Effect of exchange rate changes on cash	115	13
Net increase/(decrease) in cash, cash equivalents and restricted cash	€(26,683)	€35,068
Cash, cash equivalents and restricted cash at beginning of the period	220,543	164,308
Cash, cash equivalents and restricted cash at end of the period	€193,860	€199,376

Supplemental cash flow information:
Cash paid for interest	€46	€24
Cash paid for taxes, net of (refunds)	5,706	219
Non-cash investing and financing activities:
Fixed assets-related payable	344	935

Earnings Per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended March 31,
	2020	2019
Numerator (€ thousands)
Net income/(loss)	€(214,266)	€7,828

Denominator (in thousands)
Weighted average number of common shares:
Basic	352,773	351,534
Diluted	352,773	356,503

Net income/(loss) per share:
Basic(1)	€(0.61)	€0.02
Diluted(2)	€(0.61)	€0.02
(1) Basic net income/(loss) per common share is computed by dividing (A) net income/(loss) by (B) basic weighted average common shares outstanding.
(2) Diluted net income/(loss) per common share is computed by dividing (A) net income/(loss) (B) the diluted weighted average common shares outstanding, which has been adjusted to include potentially dilutive securities. Diluted net income/(loss) per common share for the period ended March 31, 2020 does not include the effects of the exercise of then-outstanding stock options as the inclusion of these instruments would have been anti–dilutive.

The split between Class A and Class B shares of trivago N.V. as of March 31, 2020, is as follows:

	Class A shares	Class B shares	Total
Number of Shares	51,325,206	301,687,967	353,013,173
Shares in %	15%	85%	100%

trivago N.V. Key Metrics

•The following metrics are intended as a supplement to the financial information found in this review and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.
•We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.
•These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.
•Some numbers may not add due to rounding.

	Three months ended March 31,
	2020	2019
ROAS by segment
Americas	124.5%	127.5%
Developed Europe	158.1%	153.9%
Rest of World	110.6%	122.5%
Consolidated ROAS	133.3%	136.6%

Qualified Referrals by segment (in millions)
Americas	32.8	38.9
Developed Europe	32.4	48.0
Rest of World	28.7	42.5
Consolidated Qualified Referrals	93.9	129.3

RPQR by segment
Americas	€1.66	€1.83
Developed Europe	1.77	1.88
Rest of World	0.86	1.03
Consolidated RPQR	€1.46	€1.59

Notes & Definitions:

Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or Return On Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing.

RPQR: We use average Revenue Per Qualified Referral, to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period.

Qualified Referral: We define a Qualified Referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one Qualified Referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define Adjusted EBITDA as net income/(loss) adjusted for:
–income/(loss) from equity method investment,
–expense/(benefit) for income taxes,
–total other (income)/expense, net,
–depreciation of property and equipment and amortization of intangible assets,
–impairment of, and gains and losses on disposals of, property and equipment,
–impairment of intangible assets and goodwill,
–share-based compensation, and
–certain other items, including restructuring.

From time to time going forward, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges and significant legal settlements) that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:
•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended March 31,
	2020	2019
Net income/(loss)	€(214.3)	€7.8
Income from equity method investment	0.2	0.1
Income/(loss) before equity method investment	€(214.5)	€7.7
Expense/(benefit) for income taxes	(1.1)	5.6
Income/(loss) before income taxes	€(215.6)	€13.3
Add/(less):
Interest expense	0.0	0.0
Other, net	0.3	0.0
Operating income/(loss)	€(215.3)	€13.4
Depreciation of property and equipment and amortization of intangible assets	2.9	2.6
Impairment of, and gains and losses on disposals of, property and equipment	0.0	0.1
Impairment of intangible assets and goodwill	207.6	—
Share-based compensation	3.5	5.3
Certain other items, including restructuring	0.6	—
Adjusted EBITDA	€(0.6)	€21.4
Note: Some figures may not add due to rounding. We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the global and local economy, the travel industry and our business and financial performance;
•as a result of the COVID-19 pandemic, we have experienced and may in the future experience an impairment of goodwill and increasing expenses for expected credit loss;
•marketplace changes or payment concessions we may make for our advertisers or their ability to satisfy their financial obligations as a result of COVID-19;
•we may not be able improve our profitability in future periods or may incur losses, even while our revenues decline;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•the effectiveness of our measures to increase advertiser diversity on our marketplace;
•increasing competition in our industry;
•our focus on hotel and other accommodations if users expect other services;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us consumer reviews;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection;
•impacts from our operating globally;
as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.